Exhibit 99.1
Shinhan Financial Group resolved to pay cash dividends and the Record date of the dividends

On February 8, 2024, the Board of Directors of Shinhan Financial Group made a resolution to pay the year-end cash dividends for FY2023. And, the Board of Directors has designated February 23, 2024 as the record date for its annual cash dividends for fiscal year 2023, pursuant to Article 59 of its Articles of Incorporation,

- Total dividend to be paid: KRW 269,195,387,475 (KRW 525 per share) *

- The total number of shares subject to dividend is 512,753,119 shares

- Record date: February 23, 2024

- Expected Dividend payout date: April 5, 2024

*The annual dividend is KRW 1,086.3billion (KRW 2,100 per share) including quarterly dividends for the 1st, 2nd, and 3rd quarters

The dividend payment must be approved by the Annual General Meeting of Shareholders (hereafter “AGM”) and the details may change subject to results of the audit and the AGM. In accordance with the Korean Commercial Code, the payment for dividends is expected to be made within one month following shareholder approval at the AGM of Shinhan Financial Group. Therefore, the expected Dividend payout date may vary depending on the agreement with the relevant institutions.

Shinhan Financial Group - Capital Policy

We, Shinhan Financial Group, have disclosed our mid- to long-term capital policy in September 2020. Despite the prolonged pandemic, we have been striving to diversify the method and timing of shareholder returns. Through revision of the Articles of Incorporation at the annual general meeting of shareholders, which was held on March 25, 2021, we have established the basis for, and commenced regular payouts of quarterly dividends in August 2021 to enhance shareholder value.

We have further clarified our shareholder return policy through the establishment of our mid-term financial goals, which is as follows:

Our mid-term financial goals

- ROE(Return On Equity) of 10.5%;

- ROTCE(Return on Tangible Common Equity) of 12.0%; and,

- CET1(Common Equity Tier-1 Ratio) of 12%

However, in consideration of changes in stress capital buffer regulations scheduled to be introduced from the second half of 2024, we have decided to temporarily raise the CET1(Common Equity Tier-1) ratio target to 13.0%. Once of the related regulations are confirmed by the financial supervisors, we plan to review the impact, reset the CET1(Common Equity Tier-1) ratio management target, and reexamine the ROE(Return On Equity) and ROTCE(Return On Tangible Common Equity) goals accordingly.

The direction of our shareholder return policy is as follows:

- maintain or achieve progressive expansion of dividend per share;

- pay regular quarterly dividends while implementing share buybacks and cancellations; and,

- strive to increase the total shareholder return ratio.

Notwithstanding the above, our capital policy may be modified due to other factors including, but not limited to economic uncertainties, stress test results conducted by the regulators, and strategic business decisions such as new business expansions.

We will continue to make efforts towards improving shareholder value while establishing a more predictable capital policy. If a change to this policy is warranted, we will make efforts to disclose and transparently communicate the relevant information with our investors.

The dividend schedule for each quarter of 2024 is as follows;

- Expected Payout Date for 1Q2024: 10 May 2024

- Expected Payout Date for 2Q2024: 9 August 2024

- Expected Payout Date for 3Q2024: 8 November 2024

(The quarterly dividend amount for 2024 will be determined by the Board of directors held after each quarter-end and be disclosed separately. According to the Shinhan Financial Group's Articles of incorporation, the quarterly dividend is paid to shareholders listed in the shareholders' list at the end of March, June, and September. The 'Expected payout date' could be changed during the negotiation process with the relevant parties.)

Please also refer to our earnings presentation materials posted on our website(www.shinhangroup.com) for related information.